Eyegate Pharmaceuticals, Inc.

271 Waverley Oaks Road

Suite 108

Waltham, MA 02452

December 1, 2014

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, DC 20549

Re:	Eyegate Pharmaceuticals, Inc.
Amendment No. 5 to Registration Statement on Form S-1
Filed November 20, 2014
File No. 333-197725

Ladies and Gentlemen:

This letter (this “Letter”) is sent by Eyegate Pharmaceuticals, Inc., a Delaware corporation (CIK No. 0001372514) (the “Company”), in response to the comments (each, a “Comment” and collectively “Comments”) of the Staff (the “Staff”) of the United States Securities and Exchange Commission (the “SEC”), included in a letter (the “Comment Letter”) dated November 26, 2014 from Jeffrey P. Riedler, Assistant Director of the SEC, regarding the Company’s Amendment No. 5 to Registration Statement on Form S-1, as filed with the SEC on November 20, 2014 (the “Form S-1”).

Set forth below are responses to the numbered Comments contained in the Comment Letter. For your convenience, each response of the Company (each a “Response”) follows the sequentially numbered Comment copied from the Comment Letter. In connection with this Letter, the Company has filed Amendment No. 6 to the Form S-1 with the SEC (“Amendment No. 6”), which is an updated version of the Form S-1.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Comparison of three months ended September 30, 2014 and 2013, page 58

1.	Your disclosure appears to have typographical errors. You refer to the nine months ended when it appears it should refer to the three months ended. Also the G&A and other income (expense) amounts in your narrative disclosure do not agree with the amounts in your tabular disclosure. Please revise to eliminate all inconsistencies.

Response of the Company:

The Company acknowledges the Staff’s Comment and the Company has revised its disclosure in Amendment No. 6 to eliminate these typographical errors and inconsistencies.

Comparison of Nine Months Ended September 30, 2014 and 2013, page 59

2.	The general and administrative amounts for 2013 in your narrative disclosure do not agree with the amount in your tabular disclosure. Please revise to eliminate all inconsistencies.

Response of the Company:

The Company acknowledges the Staff’s Comment and the Company has revised its disclosure in Amendment No. 6 to eliminate these inconsistencies.

Contractual Obligations, page 63

3.	The total amount for the royalty license commitment does not agree with the sum of the individual amounts by period. Please revise to eliminate all inconsistencies.

Response of the Company:

The Company acknowledges the Staff’s Comment and the Company has revised its disclosure in Amendment No. 6 to eliminate these inconsistencies.

The Company acknowledges that:

•	should the SEC or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the SEC from taking any action with respect to the filing;

•	the action of the SEC or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

This Letter responds to all Comments contained in the Comment Letter. If you have any further questions or comments, or if you require any additional information, please contact the undersigned by telephone at (781) 788-9043 or our attorney, J. Fraser Collin, at (617) 345-3791.

Thank you for your assistance.

[Remainder of Page Intentionally Left Blank]

Sincerely,

Eyegate Pharmaceuticals, Inc.

/s/ Stephen From

Stephen From

President and Chief Executive Officer

cc:	J. Fraser Collin, Esq., Burns & Levinson LLP